SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

International load factor increse for the seventh consecutive month

Recently acquired, Pantanal increases load factor in 6 percentage points

São Paulo, May 11, 2010 – (BOVESPA:TAMM4, NYSE: TAM) Brazilian National Civil Aviation Agency (ANAC) disclosed today the operating data for April 2010.

TAM Airlines

Domestic market

Comparing April 2010 with the same period of the previous year, our demand (in RPKs) growth 5.7%, witch combined to an increase of 8.0% in our supply (in ASKs), drove to a decrease in our load factor by 1.3 p.p. reaching 62.7%, 0.3 p.p. below March 2010. Our market share for the month was 42.1%.

In the period from January to April 2010, compared to 2009, we grew in demand by 13.1%, surpassing the 7.1% supply growth. With this combination, we recorded an increase in our load factor by 3.6 p.p. to 67.8%. Our market share for the period was 42.3%.

Although the load factors are in a lower level comparing to April 2009 and March 2010, we can observe that the market continues showing rationality. Reminding that historically the months of April and May are the weakest of the year, however, once again, our estimates are that domestic yield should remain flat comparing to the previous month.

International market

For the seventh consecutive month, we increased our load factor comparing to the same month of the previous year. In April, we reached 74.4% of load factor, an increase of 1.7 p.p. compared to the same period of 2009, due to the combination of supply reduction (in ASKs) by 3.5% and demand reduction (in RPKs) by 1.2%. In April, our supply was impacted by the volcanic eruption on Iceland, interrupting part of our flights during the month. Our market share for the month was 85.4%.

In the period from January to April 2010, our load factor reached 76.2%, an increase of 4.2 p.p. compared to the same period of the previous month. The recovery of the global economy, the complete maturation of all international flights and the consolidation of our commercial agreements with other airlines are the main reasons for this increase. Our market share for the period was 83.4%.

On May 13th, we will celebrate our entrance on Star Alliance, the largest airlines alliance in the world. A solid operation like we have been performing has a great value in the path of our consolidation, not only as the largest Brazilian airline, but also as a global airline.

International yield in dollars shall remain above comparing to the same month of the previous period and flat in the sequential comparison.

Pantanal Airlines

With a better regularity, comparing April 2010 to April 2009, once again we achieved an important increase in the load factor by 5.9 percentage points. This increase is the result of an increase of 13.4% in demand, while supply rose by 2.5%. Compared to March 2010, the load factor decreased by 1.2 percentage points. April’s market share was 0.14%.

In the period from January to April, we had a load factor 6.7 percentage points higher than the same period last year. The market share of the period was 0.12%.

Pantanal’s integration in on going, and we have aggressive growth plans for the upcoming months, when we should enlarge the network preserving the markets served today. With the new plans, witch will be announced soon, we will transport more passengers and increase our income.

Tables

See below our operating data for the month of April and for the period from January to April:

Domestic Market	April 2010	April 2009	Var. % YoY	March 2010	Var. % MoM	Jan-Apr 2010	Jan-Apr 2009	Var. % YoY
TAM
ASK (millions) – Supply	3,375	3,126	8.0%	3,483	-3.1%	13,768	12,852	7.1%
RPK (millions) – Demand	2,117	2,002	5.7%	2,193	-3.5%	9,329	8,245	13.1%
Load Factor	62.7%	64.1%	-1.3p.p.	63.0%	-0.3p.p.	67.8%	64.2%	3.6p.p.
Market share	42.1%	49.2%	-7.1p.p.	41.8%	0.4p.p.	42.3%	49.5%	-7.1p.p.

Pantanal
ASK (millions) – Supply	11	11	2.5%	13	-10.4%	46	41	11.1%
RPK (millions) – Demand	7	6	13.4%	8	-12.1%	27	22	25.1%
Load Factor	61.1%	55.3%	5.9p.p.	62.3%	-1.2p.p.	60.3%	53.6%	6.7p.p.
Market share	0.14%	0.15%	-0.01p.p.	0.15%	-0.01p.p.	0.12%	0.13%	-0.01p.p.

International Market	April 2010	April 2009	Var. % YoY	March 2010	Var. % MoM	Jan-Apr 2010	Jan-Apr 2009	Var. % YoY
TAM
ASK (millions) – Supply	1,964	2,036	-3.5%	2,148	-8.5%	8,241	8,172	0.8%
RPK (millions) – Demand	1,461	1,479	-1.2%	1,523	-4.0%	6,279	5,885	6.7%
Load Factor	74.4%	72.7%	1.7p.p.	70.9%	3.5p.p.	76.2%	72.0%	4.2p.p.
Market share	85.4%	86.2%	-0.9p.p.	85.3%	0.1p.p.	83.4%	85.6%	-2.2p.p.

Contacts

Investor Relations:

Líbano Miranda Barroso (CEO and Investor Relations Director )

Ricardo Froes (CFO)

Jorge Bonduki Helito (IR Manager)

Marcus Vinicius Rojo Rodrigues (IR)

Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ir

Press Agency Contact:

MVL Comunicação

Phone.: (55) (11) 3594-0328

equipetam@mvl.com.br

About TAM: (www.tam.com.br)

We have been the leader in the Brazilian domestic market for more than four years, and held a 42.1% domestic market share and 85.4% international market share in April 2010. We operate regular flights to 43 destinations throughout Brazil and we serve 82 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 72 other destinations in the U.S., Europe and South America. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.6 million subscribers and has awarded more than 9.7 million tickets.

Forward-looking statements:

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.